[redacted]

11015691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 22 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47011

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HUDSON ALLEN & CO., INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Kitchawan Rd.
(No. and Street)

South Salem	NY	10590
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lucas Tanner (212) 957-7760
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bernstein & Pinchuk LLP
(Name – *if individual, state last, first, middle name*)

7 Penn Plaza Suite 830	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OF AFFIRMATION

I, Lucas Tanner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HUDSON ALLEN & CO., INCORPORATED, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

CLAUDETTE S. LALOR
Notary Public, State of New York
Qualified in King County
Reg. No. 01LA6197202
My Commission Expires Nov. 24, 2012

This report ** contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements for broker dealers under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or a Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Hudson Allen & Co., Incorporated

We have audited the accompanying statement of financial condition of Hudson Allen & Co., Incorporated (the "Company") as of December 31, 2010 and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Allen & Co., Incorporated at December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 8-9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bernstein & Pinchuk LLP

New York, NY
February 7, 2011

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm.610, Tower E1, Oriental Plaza No.1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10.85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东 办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets		
Cash and cash equivalents	$	21,495
Total current assets	$	21,495

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued liabilities	$	3,050
Total current liabilities		3,050
Stockholder's Equity		
Common stock, no par value; authorized 100 shares; issued and outstanding 30 shares		22,045
Retained earnings		(3,600)
Total Stockholder's Equity		18,445
	$	21,495

See notes to financial statements.

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenue	$	7,500
Expenses		
Professional fees		2,500
NASD fees		1,260
Other expense		1,777
		5,537
Income before income tax expense		1,963
State and local income tax expense		50
NET INCOME	$	1,913

See notes to financial statements.

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities		
Net income	$	1,913
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Decrease in accounts payable and accrued liabilities		(200)
Net cash provided by operating activities		1,713
Cash flows from financing activities		
Proceeds from capital contribution		10,000
Net cash provided by financing activities		10,000
Net increase in cash and equivalents		11,713
Cash and cash equivalents, beginning of year		9,782
Cash and cash equivalents, end of year	$	21,495
Supplemental disclosures of cash flow information		
Cash paid during the year for		
Interest	$	219
Income taxes	$	1,113

See notes to financial statements.

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock No Par Value	Retained Earnings	Total
Balance - January 1, 2010	$ 12,045	$ (5,513)	$ 6,532
Net income - 2010		1,913	1,913
Capital contribution	10,000		10,000
Balance - December 31, 2010	$ 22,045	$ (3,600)	$ 18,445

See notes to financial statements.

1. Organization

Hudson Allen & Co. Incorporated (the "Company") was incorporated on January 10, 1994 under the name Argo Capital Strategy, Inc. under the laws of the State of New York. On August 24, 1994, the Company elected to have its name changed to Tanner Owen & Co., Inc. On April 4, 1996, the Company changed its name to Tanner Unman Securities, Incorporated. In 1999 the name was changed to Hudson Allen & Co. Incorporated. In 2005 the name was changed to Hudson Abel & Co. Incorporated. In 2008 the name was changed to Hudson Allen & Co. Incorporated. The Company is primarily engaged in business as a securities broker and dealer and investment advisor.

2. Significant accounting policies

Investment Banking and Advisory Revenue

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment advisory fees are recognized as earned.

Income Taxes

The Company's stockholders have elected to be taxed as an S corporation in accordance with Section 1362(a) of the Internal Revenue Code commencing January 1, 1995. The Company has also elected similar status under the laws of the State of New York. In accordance with these elections, the Company is not generally required to pay Federal and State income taxes as an entity but, rather, the Company's stockholders are required to report their respective share of the Company's income or losses on their individual income tax return. Therefore, no current Federal and minimum state corporate income taxes have been provided for in the accompanying financial statements. If the Company had not made these elections, Federal and State income taxes would be required.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

3. Concentrations of credit risk

The Company maintains all of its cash in a bank account insured by the FDIC up to $250,000.

4. Net Capital Requirements

The Company is a registered broker-dealer and is subject to the Financial Industry Regulatory Authority (FINRA) regulations and the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed a ratio of 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $18,445 which was in excess of its required net capital of $5,000. The Company's net capital ratio was .165 to 1.

SUPPLEMENTAL INFORMATION

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-A
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL		
Total Stockholder's Equity	$	18,445
Deduction and/or changes in non-allowable assets		-
Net Capital before haircuts on security positions		18,445
Haircuts on security positions		-
NET CAPITAL	$	18,445

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-A
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Aggregate Indebtedness			
Items included in the statement of financial condition			
Accounts payable and accrued liabilities		$	3,050
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
Minimum net capital required based on aggregate indebtedness		$	203
Minimum dollar net capital requirement		$	5,000
Minimum net capital requirement		$	5,000
Excess net capital		$	13,445
Excess net capital at 1500%		$	18,242
Excess net capital at 1000%		$	18,140
Ratio of Aggregate indebtedness to net capital	.165 to 1		
Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of December 31, 2010)			
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS Report		$	18,745
Net audit adjustments:			
Additional accounts payable			(300)
Net capital per page 8		$	18,445

Bernstein & Pinchuk
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17 A-5

Board of Directors
Hudson Allen & Co., Incorporated

In planning and performing our audit of the financial statements of Hudson Allen & Co., Incorporated (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recording of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

Bernstein & Pinchuk LLP
NEW YORK OFFICE Seven Penn Plaza Suite 830 New York New York 10001 Tel 212.279.7900 Fax 212.279.7901
BEIJING OFFICE Rm. 610, Tower E1, Oriental Plaza No. 1 East Chang An Avenue Dong Cheng District, Beijing, China 100738 Tel 86.10 85187992 Fax 86.10.85187993
中国北京市东城区东长安街1号 东方广场东 办公楼610室 100738 电话: 86.10.85187992 传真: 86.10.85187993
www.bpaccountants.com
Members of the AICPA and NYSSCPA's / PCAOB Registered

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

B P

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bernstein + Pinchuk LLP

New York, New York
February 7, 2011

SEC Mail Processing
Section

FEB 22 2011

Washington, DC
110

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
ANNUAL AUDITED REPORT
FORM X-17-A-5 - PART III
FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION
WITH
INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2010

HUDSON ALLEN & CO., INCORPORATED
(An S Corporation)
DECEMBER 31, 2010

CONTENTS